
September 15, 2022

Yusheng Han
Chief Executive Officer
Burning Rock Biotech Ltd
No. 5 Xingdao Ring Road North
International Bio Island
Guangzhou, 510005 The People's Republic of China

> **Re: Burning Rock Biotech Ltd**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed September 12, 2022**
> **File No. 333-264577**

Dear Mr. Han:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3 filed September 12, 2022

Prospectus Summary, page 18

1. We note your revised disclosure in response to prior comment 3 that discusses the statement of protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China. Please revise to also discuss that the PCAOB is required to reassess its determinations with regard to inspecting and investigating in mainland China and Hong Kong by the end of 2022.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shuang Zhao, Esq.